Exhibit

Exhibit Description

99.1	Announcement on 2012/01/31: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on 2012/02/01: To clarify reports on Commercial Times on February 1, 2012

99.3	Announcement on 2012/02/07: UMC will convene 4Q 2011 investor conference

99.4	Announcement on 2012/02/08: UMC announced its unconsolidated operating results for the fourth quarter of 2011

99.5	Announcement on 2012/02/16: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2012/02/21: UMC will attend investor conferences on 2012/02/23

99.7	Announcement on 2012/02/09: January Revenue

99.8	Announcement on 2012/02/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2011/12/13~2012/01/31
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $500,346,100 NTD; total transaction price: $500,346,100 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.2

To clarify reports on Commercial Times on February 1, 2012

1.Name of the reporting media: Commercial Times, A14
2.Date of the report:2012/02/01
3.Content of the report:
TI Places Catch up Orders at UMC 12-inch Fab
4.Summary of the information provided by investors: None
5.Company’s explanation of the reportage or provided information:
The company would like to clarify that this article is purely media speculation. The company’s policy is not to comment of specific customer information.
6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.3

UMC will convene 4Q 2011 investor conference

Date of events:2012/02/07
1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2012/02/08
2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public:
2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei
3.Financial and business related information:
UMC Q4 2011 Financial and Operating Results.
4.If a press release is distributed, the content of the press release:Press release will be released on the date of the investor conference.
5.Any other matters that need to be specified:None.

Exhibit 99.4

UMC announced its unconsolidated operating results for the fourth quarter of 2011

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2012/02/08
2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public:
2F Shangri-La Ballroom, Far Eastern Plaza Hotel 201 Tun Hwa South Road, Sec. 2, Taipei
3.Financial and business related information:
UMC Q4 2011 Financial and Operating Results.
4.If a press release is distributed, the content of the press release:
UMC Reports Fourth Quarter 2011 Results Emerging signs of cycle bottoming; aggressively establishing advanced capacity United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the fourth quarter of 2011.
Revenue was NT$24.43 billion, a 3% quarter-over-quarter decrease from NT$25.19 billion in 3Q11, and a 22% year-over-year decrease from NT$31.32 billion in 4Q10. Gross margin was 18.6%, operating margin was 3.4%, net income was NT$1.18 billion, and earnings per ordinary share were NT$0.09. In 2011, revenue for the full year was NT$105.88 billion, with NT$10.14 billion operating income, NT$10.81 billion net income and NT$0.86 earnings per share.
Dr. Shih-Wei Sun, CEO of UMC, said: “In Q4 2011, revenue was in line with UMC’s guidance, with a 10% decrease in quarterly shipments contributing to revenue decline. We shipped 915 thousand 8-inch equivalent wafers, with ASP increasing 5% in NT$. Overall utilization was 68%. Revenue from 40nm exceeded 10% of December monthly sales, bringing revenue contribution from this node to 8% for the fourth quarter.”
Dr. Sun continued, “Since the first quarter of the year is traditionally slow, UMC’s quarterly revenue will decrease slightly from the previous quarter. However, we expect to maintain operating profitability through continuous cost reduction and efficiency enhancement measures. During the slow period, our operating profitability has gained resilience and stability as a result of successful efforts to improve operating structure and diversify risk. From a market standpoint, we have observed several signs that the industry cycle is reaching the bottom and believe that the multi-quarter inventory correction will end soon. However, due to several remaining uncertainties, recovery momentum will be determined by macroeconomic conditions and the strength of end demand.”
“UMC is optimistic about the demand for advanced mobile communication and computing chips. To capitalize on this opportunity, we will expand our comprehensive 28nm and 40nm foundry solutions, cooperate with top tier customers to gain more flagship products, and build sufficient capacity. Our 2012 CAPEX budget of US$2 billion will help fulfill this commitment. However, we will not blindly add capacity. Instead, our investment plan is based on progressive stages of both advanced technology readiness and customer capacity requirements. Due to promising 28nm engagements and strong demand, we believe UMC will be well rewarded when 28nm mass production begins. As for 2.5D interposer solution, we have successfully taped out 2.5D interposer for 28nm and 40nm customers. We have also developed an open platform with back-end OSAT partners to extend our foundry services. For 2012, UMC will put forth great effort to strengthen long-term partnerships with customers, provide competitive advanced technology and commit sufficient capacity to secure the next opportunity for growth.”First Quarter of 2012 Outlook & Guidance-Wafer shipment: Increase marginally. Capacity utilization: High 60% range.Operating Margin: Low single-digit percentage range.
5.Any other matters that need to be specified:None.

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2012/02/15~2012/02/16
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $548,432,595 NTD; total transaction price: $548,432,595 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): MURATA MACHINERY TAIWAN, LTD.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.6

UMC will attend investor conferences on 2012/02/23

Date of events:2012/02/21

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2012/02/23

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public:

International Finance Centre(IFC),Hong Kong

3.Financial and business related information:

The Company will attend the “Best of Taiwan” Corporate Day, held by BNP Paribas from 2012/02/23 to 2012/02/24 in Hong Kong.

4.If a press release is distributed, the content of the press release:None.

5.Any other matters that need to be specified:Please refer to MOPS or Company website for more information.

Exhibit 99.7

February 9, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of January 2012.

1)	Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes%
January	Invoice amount	6,121,555	6,927,285	-805,730-11.63%
2012 year to date	Invoice amount	6,121,555	6,927,285	-805,730-11.63%
January	Net sales	8,050,922	9,525,055	-1,474,133-15.48%
2012 year to date	Net sales	8,050,922	9,525,055	-1,474,133-15.48%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions : None

Exhibit 99.8

United Microelectronics Corporation
For the month of January, 2012

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of December 30, 2011	Number of shares held as of January 31, 2012	Changes

—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares pledged
		pledged as of	as of
Title	Name	December 30, 2011	January 31, 2012	Changes
—	—	—	—	—